                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under The Securities Exchange Act of 1934








                                  AVTEAM, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                      Class A Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                  054527 20 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)



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                              CUSIP No. 054527 20 5
                                        -----------

(1)Names of Reporting Persons             Leon Sragowicz
                             ---------------------------------------------------

         S.S. or I.R.S. Identification Nos. of Above Persons
                                                            --------------------
(2)      Check the Appropriate Box if a Member of a Group

         (See Instructions)  (a) [ ]      (b) [ ]

(3)       SEC Use Only
                       ---------------------------------------------------------

(4)Citizenship or Place of Organization        U.S.A.
                                       -----------------------------------------

            Number                     (5)    Sole Voting Power 2,360,772 shares
              of                                                 ---------------
            Shares
         Beneficially                  (6)    Shared Voting Power        -0-
            Owned                                                 --------------
              by
             Each                      (7)    Sole Dispositive Power
           Reporting                                            2,360,772 shares
             Person                                             ----------------
              With                     (8)    Shared Dispositive Power     -0-
                                                                     -----------

(9)    Aggregate Amount Beneficially Owned by Each Reporting
        Person               2,360,772 shares
              ------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]


(11)  Percent of Class Represented by Amount in Row (9)                21.25%(1)
                                                       -------------------------


(12)  Type of Reporting Person (See Instructions)                             IN
                                                 -------------------------------


-------------------

1 Calculated on the basis of 11,105,383 shares of Common Stock outstanding on December 4, 1997, as reported in the Issuer's Form 10-Q for the quarterly period ended September 30, 1997.



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Item 1(a).      Name of Issuer:

                    AVTEAM, INC.

Item 1(b).      Address of Issuer's Principal Executive Offices:

                    3240 Executive Way
                    Miramar, Florida 33025

Item 2(a).     Name of Person Filing:

                    Leon Sragowicz

Item 2(b).      Address of Principal Business Office:

                    3240 Executive Way
                    Miramar, Florida 33025

Item 2(c).      Citizenship:  U.S.A.

Item 2(d).      Title of Class of Securities:

                    Class A Common Stock, $.01 Par Value

Item 2(e).      CUSIP Number:

                      054527 20 5

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), identify the status of the person filing.

                      Not applicable.

Item 4.         Ownership.

                  (a)    Amount Beneficially Owned:  2,360,772 shares.

                  (b)    Percent of Class:  21.25%(1)
                                            -------

                  (c)    Number of shares as to which such person has:

                  (i)         sole power to vote or to
                                direct the vote          2,360,772 shares
                                                         ----------------

                  (ii)        shared power to vote or to
                                direct the vote                     -0-
                                                                 --------



-------------------------------


1 Calculated on the basis of 11,105,383 shares of Common Stock outstanding on December 4, 1997, as reported in the Issuer's Form 10-Q for the quarterly period ended September 30, 1997.


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                  (iii)       sole power to dispose or to
                                direct the disposition of       2,360,772 shares
                                                                ----------------

                  (iv)        shared power to dispose or to
                                direct the disposition of                -0-
                                                                  -------------

Item 5.           Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ] .

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certification.

                  Not applicable.



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                                    SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 1998                              /s/  Leon Sragowicz
                                               ---------------------------
                                                    Leon Sragowicz




















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